Constellation Brands, Inc.

207 High Point Drive, Building 100

Victor, New York 14564

September 19, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Evan Ewing

Re:	Constellation Brands, Inc.

Registration Statement on Form S-4

File No. 333-266434

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Constellation Brands, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 9:00 a.m., Eastern Time, on September 21, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, requests by telephone that such Registration Statement be declared effective.

Please contact Jennifer L. Lee of Kirkland & Ellis LLP by telephone at (212) 909-3021 as soon as the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

Sincerely,

CONSTELLATION BRANDS, INC.

/s/ James O. Bourdeau
Name: James O. Bourdeau
Title: Executive Vice President and Chief Legal Officer